新世界發展有限公司
New World Development Company Limited

04010088

04 FEB 25 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

February 16, 2003

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated February 13, 2004 in connection with the proposed Rights Issue in the proportion of two Rights Shares for every five shares held at HK$5.40 per Rights Share, proposed increase in Authorized Share Capital and resumption of trading of shares of the Company in duplicate for your files.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

2/26

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

香港中環皇后大道中18號新世界大廈30樓　電話 (852) 2523 1056　傳真 (852) 2810 4673
[illegible] Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

Proposed Rights Issue in the Proportion of Two Rights Shares for Every Five Shares Held at HK$5.40 per Rights Share, Proposed Increase in Authorised Share Capital and Resumption of Trading of Shares

Underwriters

HSBC | Chow Tai Fook Enterprises Limited | UBS Investment Bank

THE RIGHTS ISSUE

The Company proposes to raise approximately HK$5,334 million, before expenses, by issuing not less than 987,817,877 new Shares and no more than 1,031,232,719 new Shares by way of rights issue at a price of HK$5.40 per Rights Share on the basis of two Rights Shares for every five Shares held on the Record Date. The Company will provisionally allot two Rights Shares for every five Shares held by the Qualifying Shareholders on the Record Date. The Rights Issue is only available to the Qualifying Shareholders.

As at the date of this announcement, the Major Shareholder and the Major Shareholder's Subsidiaries are interested in aggregate in 870,785,889 Shares, representing approximately 35.26% of the existing issued share capital of the Company. The Major Shareholder has undertaken to, and to procure the Major Shareholder's Subsidiaries, to take up their respective entitlements under the Rights Issue in full. The Rights Issue is fully underwritten by the Underwriters, other than those Rights Shares undertaken by the Major Shareholder to be accepted by it and the Major Shareholder's Subsidiaries by way of their respective rights entitlements.

The Rights Issue is conditional upon, among others, the approval by Shareholders at the Extraordinary General Meeting and the approval of the Stock Exchange (see the section headed "Conditions of the Rights Issue" in the full text of this announcement below), and is further subject to HSBC and UBS Investment Bank not terminating the Underwriting Agreement as referred to in the paragraph headed "Termination of the Underwriting Agreement" in the section headed "Underwriting Arrangements" in the full text of this announcement below. **Accordingly, the Rights Issue may or may not proceed.**

To qualify for the Rights Issue, a Shareholder must be a Qualifying Shareholder on the Record Date. Any transfers of Shares (with relevant certificates) must be lodged for registration by 4:00 p.m. on Friday, 12 March 2004 with the Company's Hong Kong share registrar, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. The register of members of the Company will be closed from Monday, 15 March 2004 to Monday, 22 March 2004 (both days inclusive). No transfer of Shares will be registered during this period. Existing Shares will be dealt in on an ex-rights basis from Thursday, 11 March 2004.

Any buying or selling of the Shares from now up to the date on which all the conditions to which the Rights Issue is subject are fulfilled, and any buying or selling of nil-paid Rights Shares, is at investors' own risk.

Subsequent to the placing of Shares of the Company as disclosed in its announcement dated 29 October 2003 (from which net proceeds of approximately HK$1,225 million has been used to repay bank borrowings), the Directors continue to adopt a financing strategy on debt reduction and liquidity generation. In this regard, the Directors consider that the Rights Issue will strengthen the capital base and the financial position of the Company so as to facilitate the Company's plans to further develop its existing urban and agricultural land bank and pay for land conversion premium to the Government. The Directors also consider that the most appropriate means of raising the required capital is by way of rights issue, which enables all Shareholders to participate in the future development of the Company on equal terms. The net proceeds of the Rights Issue are estimated to be approximately HK$5,259 million (on the basis that there will be no conversion of the Convertible Bonds before the Record Date and 987,817,877 Rights Shares will be issued under the Rights Issue). The Directors intend to use approximately HK$3,308 million of the net proceeds of the Rights Issue to repay the Convertible Bonds which will be due on 9 June 2004 and the balance will be partly used to pay land conversion premium to the Government for existing agricultural land bank and partly used for general working capital purposes.

INCREASE IN AUTHORISED SHARE CAPITAL

If the Rights Issue takes effect, the issued share capital of the Company will be increased from HK$2,469,544,694 to HK$3,457,362,571 (assuming that no outstanding Convertible Bonds are converted into Shares prior to the Record Date) or HK$3,609,314,518 (assuming full conversion of all outstanding Convertible Bonds before the Record Date). In order to facilitate the Rights Issue and to assist in the future expansion of the Company, the Company proposes to increase its authorised share capital from HK$3,300,000,000 to HK$10,000,000,000 by the creation of an additional 6,700,000,000 new Shares. The Directors have no present intention to issue any part of that capital except for the issue of new Shares pursuant to the Rights Issue and upon conversion of the Convertible Bonds.

SHAREHOLDERS' APPROVAL

The increase in the authorised Share Capital of the Company and the Rights Issue require Shareholders' approval.

A circular setting out, among other things, a letter from the board of Directors, the details of the Rights Issue and the increase in the authorised share capital of the Company and the notice of the Extraordinary General Meeting will be sent to the Shareholders as soon as practicable.

Trading in the securities of the Company was suspended at the request of the Company with effect from 2:30 p.m. on 12 February 2004 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of the trading of the securities of the Company with effect from 9:30 a.m. on 16 February 2004.

RIGHTS ISSUE

Issue Statistics

Basis of Rights Issue	:	two Rights Shares for every five Shares held on the Record Date
Number of existing Shares in issue	:	2,469,544,694 Shares *(Note)*
Number of Rights Shares to be issued under the Rights Issue	:	(assuming that no outstanding Convertible Bonds are converted into Shares before the Record Date) not less than 987,817,877 Rights Shares, representing 40.00% of the existing issued share capital of the Company and approximately 28.57% of the issued share capital of the Company as enlarged by the Rights Issue (assuming full conversion of all outstanding Convertible Bonds before the Record Date) no more than 1,031,232,719 Rights Shares, representing 40.00% of the issued share capital of the Company on the Record Date and approximately 28.57% of the issued share capital of the Company as enlarged by the Rights Issue
Underwriters	:	HSBC; UBS Investment Bank; and the Major Shareholder

Note: As at the date of this announcement, Convertible Bonds in the aggregate principal amount of US$344.50 million are outstanding which, assuming all such Convertible Bonds being converted into Shares, would increase the number of Rights Shares to be issued by around 43,414,842 Rights Shares. Other than the Convertible Bonds, the Company has no outstanding option, convertibles or warrant which confers the right to subscribe for Shares.

Qualifying Shareholders:

The Company will send provisional allotment letters and forms of application for excess Rights Shares to Qualifying Shareholders only.

To qualify for the Rights Issue, a Shareholder must on the Record Date:

— be registered as a member of the Company; and

— has an address on the register of members of the Company in Hong Kong

In order to be registered as a member of the Company on the Record Date, Shareholders must lodge any transfers of Shares (together with the relevant share certificate(s)) with the Company's share registrar, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:00 p.m. (Hong Kong time) on Friday, 12 March 2004.

Closure of Register of Members

The register of members of the Company will be closed from Monday, 15 March 2004 to Monday, 22 March 2004 (both days inclusive). No transfer of Shares will be registered during this period.

TERMS OF THE RIGHTS ISSUE

Subscription price

HK$5.40 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotments of Rights Shares or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares applies for Rights Shares.

The subscription price of HK$5.40 per Rights Share was determined with reference to recent closing prices of the Shares on the Stock Exchange and represents (i) a discount of approximately 37.93% to the closing price of HK$8.70 per Share quoted on the Stock Exchange on 12 February 2004 (being the last half-trading day prior to the suspension of trading); (ii) a discount of approximately 30.41% to the theoretical ex-rights price of HK$7.76 per Share based on the closing price per Share on 12 February 2004 (being the last half-trading day prior to the suspension of trading) and (iii) a discount of approximately 38.07% to the average closing price of HK$8.72 per Share for the last ten full trading days prior to the date of this announcement.

Basis of provisional allotments

Two Rights Shares for every five Shares held by a Qualifying Shareholder on the Record Date.

Status of the Rights Shares

When fully paid, issued and allotted, the fully-paid Rights Shares will rank pari passu in all respects with the Shares then in issue. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of issue and allotment of the fully-paid Rights Shares. If any interim dividend is recommended by the Directors for the six-month period ended 31 December 2003, the Rights Shares will rank for such interim dividend.

Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

Rights of Non-Qualifying Shareholders

The Prospectus Documents will not be registered or filed under the applicable securities or equivalent legislation of any jurisdictions other than Hong Kong. The Company will not offer the Rights Shares to the Non-Qualifying Shareholders with registered addresses in territories outside Hong Kong. Accordingly, no provisional allotment of Rights Shares will be made to Non-Qualifying Shareholders. The Company will send copies of the Prospectus to Non-Qualifying Shareholders for their information only. The Company will not send provisional allotment letters or forms for application for excess Rights Shares to Non-Qualifying Shareholders.

The Company will make arrangements for the Rights Shares, which would otherwise have been provisionally allotted to Non-Qualifying Shareholders, to be sold in the market in their nil-paid form as soon as practicable after dealing in the nil-paid Rights Shares commences, if a premium (net of expenses) can be obtained. The proceeds of each sale, less expenses, of HK$100 or more will be paid to Non-Qualifying Shareholders in Hong Kong dollars pro rata to their respective shareholding as soon as possible. The Company will retain individual amounts of less than HK$100. Any such unsold Rights Shares will be available for excess application.

Fractional Entitlement to the Rights Shares

Fractional entitlements to Rights Shares will not be provisionally allotted and will be rounded down to the nearest whole number. Rights Shares representing the aggregate of fractions of Rights Shares (rounded down to the nearest whole number) will be provisionally allotted to a nominee appointed by the Company and, if a premium of HK$100 (net of expenses) can be obtained, will be sold by the Company or its appointed nominee and the net proceeds of sale will be retained by the Company for its own benefit. Any unsold fractions of Rights Shares will be available for excess application.

Application for excess Rights Shares

Qualifying Shareholders may apply for any unsold entitlements, and any Rights Shares provisionally allotted but not accepted.

Application is made by completing the form of application for excess Rights Shares. The Directors will allocate the excess Rights Shares on a fair and equitable basis, but will give preference to topping-up odd lots to whole board lots.

Share Certificates

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted to those entitled thereto at their own risk on or before Thursday, 15 April 2004.

Application for listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms.

UNDERWRITING ARRANGEMENTS

Underwriting Agreement:

Date	:	13 February 2004
Underwriters	:	HSBC, UBS Investment Bank and the Major Shareholder
Number of Rights Shares underwritten	:	All Rights Shares other than those undertaken by the Major Shareholder to be taken up by it and the Major Shareholder's Subsidiaries by way of their respective rights entitlements. (The Major Shareholder has undertaken to underwrite the first 69,000,000 such Rights Shares not taken up by the Shareholders by way of their rights entitlements, with the balance to be underwritten by HSBC and UBS Investment Bank)
Commission	:	2% of the aggregate price payable on the Rights Shares underwritten by the Underwriters

The Major Shareholder, being also the controlling Shareholder of the Company, together with the Major Shareholder's Subsidiaries are interested in aggregate in 870,785,889 Shares, representing approximately 35.26% of the existing issued share capital of the Company. The Major Shareholder has irrevocably undertaken to, and to procure that the Major Shareholder's Subsidiaries to, take up their respective entitlements under the Rights Issue in full.

Assuming that (a) the Rights Issue proceeds and is completed; (b) the Major Shareholder and the Major Shareholder's Subsidiaries have taken up their respective entitlements under the Rights Issue in full; (c) the Major Shareholder is required to take up the 69,000,000 Rights Shares under its underwriting obligation pursuant to the Underwriting Agreement; and (d) no Convertible Bonds are converted into Shares before the Record Date, the Major Shareholder and the Major Shareholder's Subsidiaries will be interested in approximately 37.26% of the issued Share Capital of the Company immediately after completion of the Rights Issue.

Termination of the Underwriting Agreement

If, at any time prior to the Latest Termination Time, one or more of the following events or matters shall develop, occur, arise or exist or come into effect:

(1) any material breach by the Company or the Major Shareholder of any of its representations, warranties or undertakings in the Underwriting Agreement comes to the knowledge of either of HSBC and UBS Investment Bank, or there has been a material breach on the part of the Company of any other provision of this Agreement, or either of HSBC and UBS Investment Bank has reasonable cause to believe that any such material breach has occurred; or

(2) any event occurs or matters arises, which, if it had occurred before the date of the Underwriting Agreement or before any of the dates or before any time on which the representations, warranties and undertakings are deemed to be given by the Company or the Major Shareholder pursuant to the Underwriting Agreement would have rendered any of its representations, warranties or undertakings untrue, incorrect, incomplete or misleading in any material respect, comes to the knowledge of either of HSBC and UBS Investment Bank; or

(3) any statement contained in the Prospectus has become or has been discovered to be untrue, incorrect, incomplete or misleading in any material respect; or

(4) matters have arisen or have been discovered which would, if the Prospectus was to be issued at the time, constitute a material omission therefrom; or

(5) there is any adverse change in the business or in the financial or trading position or prospects of any member of the Group which, in the opinion of HSBC and UBS Investment Bank, is material in the context of the issue of the Rights Shares; or

(6) there has occurred, happened, come into effect or become public knowledge any event, series of events or circumstances concerning or relating to (whether or not forseeable):

(i) any significant change in, or otherwise having a material adverse effect on (whether or not permanent) local, national or international financial, political, military, industrial, economic, legal, fiscal, regulatory or securities market matters or conditions or currency exchange rates or exchange controls (including without limitation, any declaration by the PRC, Hong Kong, the United Kingdom of Great Britain or the United States of America of a national emergency, any outbreak or escalation of hostilities, any acts of terrorism, or any other epidemics, calamity or crisis, in any of those places), the effect of which (in the opinion of HSBC and UBS Investment Bank): (1) is or may be materially adverse to, or prejudicially affect, the Group or its prospects; (2) is or may be material in the context of the Rights Issue; or (3) is or may prejudicially affect the success of the Rights Issue, or may make it inadvisable or inexpedient to proceed with the Rights Issue;

(ii) the declaration of a banking moratorium by Hong Kong authorities;

(iii) any moratorium, suspension or material restriction on trading in shares or securities generally, or the establishment of minimum prices, on the Stock Exchange and/or the New York Stock Exchange;

(iv) any suspension of dealings in the Shares for a period of over three consecutive Business Days (other than as a result of announcing the Rights Issue);

(v) any new law or regulation or any change in existing laws or regulations which in the opinion of HSBC and UBS Investment Bank has or is likely to have a material adverse effect on the financial position of the Group as a whole,

then HSBC and UBS Investment Bank may jointly, in addition to and without prejudice to any other remedies to which HSBC and UBS Investment Bank may be entitled, by notice in writing to the Company, terminate the Underwriting Agreement.

If HSBC and UBS Investment Bank terminate the Underwriting Agreement, the Rights Issue will not proceed. Further announcement will be made if the Underwriting Agreement is terminated by HSBC and UBS Investment Bank.

Restriction on dealings

The Major Shareholder has undertaken to HSBC and UBS Investment Bank that, for a period of three months from the date of the completion of the Rights Issue, it will not and will procure that none of its nominees and companies controlled by it and trust associate with it (whether individually or together and whether directly or indirectly) will lend, pledge, sell, transfer or otherwise dispose of any Shares or any interest therein beneficially owned or held by the Major Shareholder or any securities convertible into or exercisable or exchangeable for any such Shares or interests.

The Company has also undertaken, and the Major Shareholder has also undertaken, to HSBC and UBS Investment Bank, that, for a period of three months from the date of the completion of the Rights Issue, the Company will not (except for the New Shares and save pursuant to: (a) the terms of any employee share option scheme of the Company; or (b) conversion of outstanding Convertible Bonds) allot or issue or offer or grant any option or warrant to subscribe any Shares or any securities convertible into or exercisable or exchangeable for any such Shares or interests.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, amongst other things, each of the following events happening:

(i) the passing of resolutions by the Shareholders at the Extraordinary General Meeting to approve the Rights Issue and the increase in the authorised share capital of the Company not later than the Record Date;

(ii) the delivery by or on behalf of the Company of one copy of each of the Prospectus Documents, duly signed by or on behalf of all Directors together with any requisite accompanying documents to the Stock Exchange and the Registrar of Companies of Hong Kong for filing and registration in accordance with the provisions of the Companies Ordinance (Chapter 32, Laws of Hong Kong) not later than the Record Date;

(iii) the posting of the Prospectus to the Shareholders and the posting of the provisional allotment letters and the application forms for excess Rights Shares to the Qualifying Shareholders not later than the Record Date;

(iv) the Listing Committee of the Stock Exchange granting or agreeing to grant (subject to allotment) listing of and permission to deal in, the Rights Shares, in their nil-paid and fully-paid forms, by not later than in the case of Rights Shares in nil-paid form, the first day of dealings in nil-paid Rights Shares and in the case of Rights Shares in fully-paid form, the first day of dealings in fully-paid Rights Shares ; and

(v) the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms thereof not later than the Latest Termination Time.

If any of the above condition (which have not previously been waived jointly by HSBC and UBS Investment Bank if capable of being waived under the Underwriting Agreement) are not fulfilled by the respective dates and time specified above, the Rights Issue will not proceed.

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

Existing Shares are expected to be dealt in on an ex-rights basis from Thursday, 11 March 2004. Dealings in the Rights Shares in nil-paid form are expected to take place from Wednesday, 24 March 2004 to Wednesday, 31 March 2004 (both days inclusive). If the Underwriters terminate the Underwriting Agreement (see the paragraph headed "Termination of the Underwriting Agreement" above), or if the conditions of the Rights Issue (see the section headed "Conditions of the Rights Issue" above) are not fulfilled, the Rights Issue will not proceed.

Any buying or selling of the Shares from now up to the date on which all such conditions are fulfilled, and any buying or selling of nil-paid Rights Shares, is at investors' own risk.

If in any doubt, investors should consider obtaining professional advice.

REASONS FOR THE RIGHTS ISSUE AND USE OF THE PROCEEDS

Subsequent to the placing of Shares of the Company as disclosed in its announcement dated 29 October 2003 (from which net proceeds of approximately HK$1,225 million has been used to repay bank borrowings), the Directors continue to adopt a financing strategy on debt reduction and liquidity generation. In this regard, the Directors consider that the Rights Issue will strengthen the capital base and the financial position of the Company so as to facilitate the Company's plans to further develop its existing urban and agricultural land bank and pay for land conversion premium to the Government. The Directors also consider that the most appropriate means of raising the required capital is by way of rights issue, which enable all Shareholders to participate in the future development of the Company on equal terms. The net proceeds of the Rights Issue are estimated to be approximately HK$5,259 million (on the basis that there will be no conversion of the Convertible Bonds and 987,817,877 Rights Shares will be issued under the Rights Issue). The Directors intend to use approximately HK$3,308 million of the net proceeds of the Rights Issue to repay the Convertible Bonds which will be due on 9 June 2004 and the balance will be partly used to pay land conversion premium to the Government for existing agricultural land bank and partly used for general working capital purposes. The Directors are of the opinion that full conversion of the Convertible Bonds is highly unlikely because the conversion price of the Convertible Bonds is HK$24.60 per Share. Other than the placing of Shares of the Company which was completed on 11 November 2003, the Company had not implemented any fund raising exercise within the 12-month period prior to the date of this announcement.

Based on the Company's audited consolidated balance sheet as at 30 June 2003, the Group's total borrowings were HK$37,056 million, of which HK$32,904 million was long term borrowings and of which HK$4,152 million was short term borrowings.

EXPECTED TIMETABLE OF THE RIGHTS ISSUE

The expected timetable for the Rights Issue is set out below:

	2004
Last day of dealings in Shares on a cum-rights basis	Wednesday, 10 March
First day of dealings in Shares on an ex-rights basis	Thursday, 11 March
Latest time for lodging transfers of Shares in order to qualify for the Rights Issue	4:00 p.m. on Friday, 12 March
Book closure period (both days inclusive)	Monday, 15 March to Monday, 22 March
Latest time for lodging proxy forms for the Extraordinary General Meeting	10:00 a.m. on Saturday, 20 March
Record Date	Monday, 22 March
Extraordinary General Meeting to approve the Rights Issue and the increase in the authorised share capital of the Company	10:00 a.m. on Monday, 22 March
Prospectus Documents expected to be despatched on	Monday, 22 March
First day of dealings in nil-paid Rights Shares	Wednesday, 24 March
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Friday, 26 March
Last day of dealings in nil-paid Rights Shares	Wednesday, 31 March
Latest time for acceptance of and payment for Rights Shares	4:00 p.m. on Tuesday, 6 April
Rights Issue expected to become unconditional on or before	5:00 p.m. on Thursday, 8 April
Announcement of results of the Rights Issue and excess application	Wednesday, 14 April
Refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares expected to be despatched on or before	Thursday, 15 April
Certificates for fully-paid Rights Shares expected to be despatched on or before	Thursday, 15 April
Dealings in fully-paid Rights Shares expected to commence on	Monday, 19 April

Dates or deadlines specified in this announcement for events in the timetable for (or otherwise in relation to) the Rights Issue are indicative only and may be extended or varied by the Company. Any changes to the anticipated timetable for the Rights Issue will be published or notified to Shareholders appropriately.

ADJUSTMENT TO THE CONVERSION PRICE OF THE CONVERTIBLE BONDS

As at the date of this announcement, Convertible Bonds in the aggregate principal amount of US$344.50 million are outstanding which, assuming all such Convertible Bonds being converted into Shares, would increase the number of Rights Shares to be issued by around 43,414,842 Rights Shares. Under the deed governing the Convertible Bonds, the issue of the Rights Shares constitutes an event giving rise to adjustment to the conversion price of the Convertible Bonds. It will not be possible to calculate the adjustment definitively until the Record Date as the appropriate adjustment will depend in part on the number of Shares then in issue and the number of Rights Shares to be issued, which will, in turn, depend on whether any of the Convertible Bonds are converted into Shares prior to the Record Date. Further announcement of the appropriate adjustment and the date it is to take effect will be made in due course. Other than the Convertible Bonds, the Company has no outstanding option, convertibles or warrant which confers the right to subscribe for Shares.

INCREASE IN AUTHORISED SHARE CAPITAL

If the Rights Issue takes effect, the issued share capital of the Company will be increased from HK$2,469,544,694 to HK$3,457,362,571 (assuming that no outstanding Convertible Bonds are converted into Shares prior to the Record Date) or HK$3,609,314,518 (assuming full conversion of all outstanding Convertible Bonds). In order to facilitate the Rights Issue and to assist in the future expansion of the Company, the Company proposes to increase its authorised share capital from HK$3,300,000,000 to HK$10,000,000,000 by the creation of an additional 6,700,000,000 new Shares. The Directors have no present intention to issue any part of that capital except for the issue of new Shares pursuant to the Rights Issue and upon conversion of the Convertible Bonds before the Record Date.

GENERAL

The Rights Issue and the increase in the authorised share capital of the Company require Shareholders' approval. All the Shareholders will be entitled to vote on the resolutions approving these matters at the Extraordinary General Meeting.

A circular setting out, among other things, a letter from the board of Directors, the details of the Rights Issue and the increase in the authorised share capital of the Company and the notice of the Extraordinary General Meeting will be sent to the Shareholders as soon as practicable.

The Major Shareholder has undertaken to vote and to procure that the Major Shareholder's Subsidiaries will vote in favour of the resolutions to approve the Rights Issue and the increase in the authorised share capital of the Company at the Extraordinary General Meeting.

HSBC and UBS Investment Bank are respectively independent from and not connected with the Company or its subsidiaries or any directors, chief executive or substantial shareholders of the Company or its subsidiaries or an associate of any of them.

RESUMPTION OF TRADING OF SHARES

Trading of the Company's securities was suspended at the request of the Company with effect from 2:30 p.m. on 12 February 2004, pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading of the securities of the Company with effect from 9:30 a.m. on Monday, 16 February 2004.

DEFINITIONS USED IN THIS ANNOUNCEMENT

"Business Day"	a day (excluding Saturday) on which commercial banks in Hong Kong are generally open for and carrying on banking business in Hong Kong;
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"Convertible Bonds"	the US$350,000,000 3 per cent. convertible guaranteed bonds due 2004 issued by New World Capital Finance Limited (a wholly-owned subsidiary of the Company) in 1999 and convertible into shares of HK$1.00 each of the Company at the initial conversion price of HK$24.60 per share at any time after 9 August 1999 up to the close of business on 9 May 2004 and such outstanding convertible bonds, which will be redeemed at 123.104% of their principal amount together with accrued interest on 9 June 2004, are listed on the Luxembourg Stock Exchange
"Directors"	the directors of the Company
"Extraordinary General Meeting"	the extraordinary general meeting to be convened by the Company to consider, inter alia, the Rights Issue and the increase in the authorised issued share capital of the Company
"Final Acceptance Date"	such date as the Company may approve as the last date for acceptance and payment in respect of provisional allotments under the Rights Issue, provided that if on such date a Storm Warning is issued in Hong Kong at any time between 9:00 a.m. and 4:00 p.m. then references to the "Final Acceptance Date" shall mean the first Business Day thereafter on which no Storm Warning remains issued at any time between 9:00 a.m. and 4:00 p.m.
"Government"	the Government of Hong Kong
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited
"Latest Termination Time"	5:00 p.m. on the second Business Day immediately follow the Final Acceptance Date
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Major Shareholder"	Chow Tai Fook Enterprises Limited
"Major Shareholder's Subsidiaries"	subsidiaries of the Major Shareholder which are beneficially interested in the Shares, namely Anderson & Kirkwood Limited, Wing Fung Development Limited, Yu Yek Enterprises Company Limited and Fook Hop Securities Company Limited
"Non-Qualifying Shareholders"	the Shareholders whose names appear on the register of members of the Company as at the close of business on the Record Date but whose addresses as shown on the register of members of the Company are outside Hong Kong
"Ordinary Shares"	ordinary shares of HK$1.00 each in the capital of the Company
"PRC"	the People's Republic of China
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights
"Prospectus Documents"	the Prospectus, the provisional allotment letter and form of application for excess Rights Shares
"Qualifying Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose address(es) as shown on the register of members of the Company on the Record Date are in Hong Kong
"Record Date"	such date as the Company may specify as the record date for determining entitlements to participate in the Rights Issue
"Rights Issue"	the proposed issue by the Company of not less than 987,817,877 Rights Shares and no more than 1,031,232,719 Rights Shares at HK5.40 per Rights Share by way of rights on the basis of two Rights Shares for every five Shares held as at the close of business on the Record Date and otherwise on the terms and subject to the conditions set out in the Underwriting Agreement
"Rights Shares"	not less than 987,817,877 new Shares and no more than 1,031,232,719 new Shares to be issued under the Rights Issue
"Shareholder(s)"	holder(s) of Shares(s)
"Share(s)"	share(s) of HK$1.00 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Storm Warning"	either a tropical cyclone warning signal number 8 or above or a "black" rainstorm warning signal
"UBS Investment Bank"	UBS AG, Hong Kong Branch
"Underwriters"	HSBC, UBS Investment Bank and the Major Shareholder
"Underwriting Agreement"	the underwriting agreement dated 13 February 2004 and entered into between the Company and the Underwriters in relation to the Rights Issue

By order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 13 February 2004

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

Proposed Rights Issue in the Proportion of *Two Rights Shares for* Every Five Shares Held at HK$5.40 per Rights Share, Proposed Increase in Authorised Share Capital and Resumption of Trading of Shares

Underwriters

HSBC | Chow Tai Fook Enterprises Limited | UBS Investment Bank

THE RIGHTS ISSUE

The Company proposes to raise approximately HK$5,334 million, before expenses, by issuing not less than 987,817,877 new Shares and no more than 1,031,232,719 new Shares by way of rights issue at a price of HK$5.40 per Rights Share on the basis of two Rights Shares for every five Shares held on the Record Date. The Company will provisionally allot two Rights Shares for every five Shares held by the Qualifying Shareholders on the Record Date. The Rights Issue is only available to the Qualifying Shareholders.

As at the date of this announcement, the Major Shareholder and the Major Shareholder's Subsidiaries are interested in aggregate in 870,785,889 Shares, representing approximately 35.26% of the existing issued share capital of the Company. The Major Shareholder has undertaken to, and to procure the Major Shareholder's Subsidiaries, to take up their respective entitlements under the Rights Issue in full. The Rights Issue is fully underwritten by the Underwriters, other than those Rights Shares undertaken by the Major Shareholder to be accepted by it and the Major Shareholder's Subsidiaries by way of their respective rights entitlements.

The Rights Issue is conditional upon, among others, the approval by Shareholders at the Extraordinary General Meeting and the approval of the Stock Exchange (see the section headed "Conditions of the Rights Issue" in the full text of this announcement below), and is further subject to HSBC and UBS Investment Bank not terminating the Underwriting Agreement as referred to in the paragraph headed "Termination of the Underwriting Agreement" in the section headed "Underwriting Arrangements" in the full text of this announcement below. **Accordingly, the Rights Issue may or may not proceed.**

To qualify for the Rights Issue, a Shareholder must be a Qualifying Shareholder on the Record Date. Any transfers of Shares (with relevant certificates) must be lodged for registration by 4:00 p.m. on Friday, 12 March 2004 with the Company's Hong Kong share registrar, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. The register of members of the Company will be closed from Monday, 15 March 2004 to Monday, 22 March 2004 (both days inclusive). No transfer of Shares will be registered during this period. Existing Shares will be dealt in on an ex-rights basis from Thursday, 11 March 2004.

Any buying or selling of the Shares from now up to the date on which all the conditions to which the Rights Issue is subject are fulfilled, and any buying or selling of nil-paid Rights Shares, is at investors' own risk.

Subsequent to the placing of Shares of the Company as disclosed in its announcement dated 29 October 2003 (from which net proceeds of approximately HK$1,225 million has been used to repay bank borrowings), the Directors continue to adopt a financing strategy on debt reduction and liquidity generation. In this regard, the Directors consider that the Rights Issue will strengthen the capital base and the financial position of the Company so as to facilitate the Company's plans to further develop its existing urban and agricultural land bank and pay for land conversion premium to the Government. The Directors also consider that the most appropriate means of raising the required capital is by way of rights issue, which enables all Shareholders to participate in the future development of the Company on equal terms. The net proceeds of the Rights Issue are estimated to be approximately HK$5,259 million (on the basis that there will be no conversion of the Convertible Bonds before the Record Date and 987,817,877 Rights Shares will be issued under the Rights Issue). The Directors intend to use approximately HK$3,308 million of the net proceeds of the Rights Issue to repay the Convertible Bonds which will be due on 9 June 2004 and the balance will be partly used to pay land conversion premium to the Government for existing agricultural land bank and partly used for general working capital purposes.

INCREASE IN AUTHORISED SHARE CAPITAL

If the Rights Issue takes effect, the issued share capital of the Company will be increased from HK$2,469,544,694 to HK$3,457,362,571 (assuming that no outstanding Convertible Bonds are converted into Shares prior to the Record Date) or HK$3,609,314,518 (assuming full conversion of all outstanding Convertible Bonds before the Record Date). In order to facilitate the Rights Issue and to assist in the future expansion of the Company, the Company proposes to increase its authorised share capital from HK$3,300,000,000 to HK$10,000,000,000 by the creation of an additional 6,700,000,000 new Shares. The Directors have no present intention to issue any part of that capital except for the issue of new Shares pursuant to the Rights Issue and upon conversion of the Convertible Bonds.

SHAREHOLDERS' APPROVAL

The increase in the authorised Share Capital of the Company and the Rights Issue require Shareholders' approval.

A circular setting out, among other things, a letter from the board of Directors, the details of the Rights Issue and the increase in the authorised share capital of the Company and the notice of the Extraordinary General Meeting will be sent to the Shareholders as soon as practicable.

Trading in the securities of the Company was suspended at the request of the Company with effect from 2:30 p.m. on 12 February 2004 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of the trading of the securities of the Company with effect from 9:30 a.m. on 16 February 2004.

RIGHTS ISSUE

Issue Statistics

Basis of Rights Issue	:	*two Rights Shares for every five Shares held on the Record Date*
Number of existing Shares in issue	:	2,469,544,694 Shares *(Note)*
Number of Rights Shares to be issued under the Rights Issue	:	(assuming that no outstanding Convertible Bonds are converted into Shares before the Record Date) not less than 987,817,877 Rights Shares, representing 40.00% of the existing issued share capital of the Company and approximately 28.57% of the issued share capital of the Company as enlarged by the Rights Issue (assuming full conversion of all outstanding Convertible Bonds before the *Record Date) no more than 1,031,232,719 Rights Shares, representing* 40.00% of the issued share capital of the Company on the Record Date and approximately 28.57% of the issued share capital of the Company as enlarged by the Rights Issue
Underwriters	:	HSBC; UBS Investment Bank; and the Major Shareholder

Note: As at the date of this announcement, Convertible Bonds in the aggregate principal amount of US$344.50 million are outstanding which, assuming all such Convertible Bonds being converted into Shares, would increase the number of Rights Shares to be issued by around 43,414,842 Rights Shares. Other than the Convertible Bonds, the Company has no outstanding option, convertibles or warrant which confers the right to subscribe for Shares.

Qualifying Shareholders:

The Company will send provisional allotment letters and forms of application for excess Rights Shares to Qualifying Shareholders only.

To qualify for the Rights Issue, a Shareholder must on the Record Date:

— be registered as a member of the Company; and

— has an address on the register of members of the Company in Hong Kong

In order to be registered as a member of the Company on the Record Date, Shareholders must lodge any transfers of Shares (together with the relevant share certificate(s)) with the Company's share registrar, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:00 p.m. (Hong Kong time) on Friday, 12 March 2004.

Closure of Register of Members

The register of members of the Company will be closed from Monday, 15 March 2004 to Monday, 22 March 2004 (both days inclusive). No transfer of Shares will be registered during this period.

TERMS OF THE RIGHTS ISSUE

Subscription price

HK$5.40 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotments of Rights Shares or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares applies for Rights Shares.

The subscription price of HK$5.40 per Rights Share was determined with reference to recent closing prices of the Shares on the Stock Exchange and represents (i) a discount of approximately 37.93% to the closing price of HK$8.70 per Share quoted on the Stock Exchange on 12 February 2004 (being the last half-trading day prior to the suspension of trading); (ii) a discount of approximately 30.41% to the theoretical ex-rights price of HK$7.76 per Share based on the closing price per Share on 12 February 2004 (being the last half-trading day prior to the suspension of trading) and (iii) a discount of approximately 38.07% to the average closing price of HK$8.72 per Share for the last ten full trading days prior to the date of this announcement.

Basis of provisional allotments

Two Rights Shares for every five Shares held by a Qualifying Shareholder on the Record Date.

Status of the Rights Shares

When fully paid, issued and allotted, the fully-paid Rights Shares will rank pari passu in all respects with the Shares then in issue. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of issue and allotment of the fully-paid Rights Shares. If any interim dividend is recommended by the Directors for the six-month period ended 31 December 2003, the Rights Shares will rank for such interim dividend.

Dealings in nil-paid and fully-paid Rights Shares will be subject to the *payment of stamp duty in Hong Kong.*

Rights of Non-Qualifying Shareholders

The Prospectus Documents will not be registered or filed under the applicable securities or equivalent legislation of any jurisdictions other than Hong Kong. The Company will not offer the Rights Shares to the Non-Qualifying Shareholders with registered addresses in territories outside Hong Kong. Accordingly, no provisional allotment of Rights Shares will be made to Non-Qualifying Shareholders. The Company will send copies of the Prospectus to Non-Qualifying Shareholders for their information only. The Company will not send provisional allotment letters or forms for application for excess Rights Shares to Non-Qualifying Shareholders.

The Company will make arrangements for the Rights Shares, which would otherwise have been provisionally allotted to Non-Qualifying Shareholders, to be sold in the market in their nil-paid form as soon as practicable after dealing in the nil-paid Rights Shares commences, if a premium (net of expenses) can be obtained. The proceeds of each sale, less expenses, of HK$100 or more will be paid to Non-Qualifying Shareholders in Hong Kong dollars pro rata to their respective shareholding as soon as possible. The Company will retain individual amounts of less than HK$100. Any such unsold Rights Shares will be available for excess application.

Fractional Entitlement to the Rights Shares

Fractional entitlements to Rights Shares will not be provisionally allotted and will be rounded down to the nearest whole number. Rights Shares representing the aggregate of fractions of Rights Shares (rounded down to the nearest *whole number) will be provisionally allotted to a nominee appointed by* the Company and, if a premium of HK$100 (net of expenses) can be obtained, will be sold by the Company or its appointed nominee and the net proceeds of sale will be retained by the Company for its own benefit. Any unsold fractions of Rights Shares will be available for excess application.

Application for excess Rights Shares

Qualifying Shareholders may apply for any unsold entitlements, and any Rights Shares provisionally allotted but not accepted.

Application is made by completing the form of application for excess Rights Shares. The Directors will allocate the excess Rights Shares on a fair and equitable basis, but will give preference to topping-up odd lots to whole board lots.

Share Certificates

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted to those entitled thereto at their own risk on or before Thursday, 15 April 2004.

Application for listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms.

UNDERWRITING ARRANGEMENTS

Underwriting Agreement:

Date	:	13 February 2004
Underwriters	:	HSBC, UBS Investment Bank and the Major Shareholder
Number of Rights Shares underwritten	:	All Rights Shares other than those undertaken by the Major Shareholder to be taken up by it and the Major Shareholder's Subsidiaries by way of their respective rights entitlements. (The Major Shareholder has undertaken to underwrite the first 69,000,000 such Rights Shares not taken up by the Shareholders by way of their rights entitlements, with the balance to be underwritten by HSBC and UBS Investment Bank)
Commission	:	*2% of the aggregate price payable* on the Rights Shares underwritten by the Underwriters

The Major Shareholder, being also the controlling Shareholder of the Company, together with the Major Shareholder's Subsidiaries are interested in aggregate in 870,785,889 Shares, representing approximately 35.26% of the issued share capital of the Company. The Major Shareholder has irrevocably undertaken to, and to procure the Major Shareholder's Subsidiaries to, take up their respective entitlements under the Rights Issue in full.

Assuming that (a) the Rights Issue proceeds and is completed; (b) the Major Shareholder and the Major Shareholder's Subsidiaries have taken up their respective entitlements under the Rights Issue in full; (c) the *Major Shareholder is required to take up the 69,000,000 Rights Shares* under its underwriting obligation pursuant to the Underwriting Agreement; and (d) no Convertible Bonds are converted into Shares before the Record Date, the Major Shareholder and the Major Shareholder's Subsidiaries will be interested in approximately 37.26% of the issued Share Capital of the Company immediately after completion of the Rights Issue.

Termination of the Underwriting Agreement

If, at any time prior to the Latest Termination Time, one or more of the following events or matters shall develop occur, arise or exist or come into effect:

(1) any material breach by the Company or the Major Shareholder of any of its representations, warranties or undertakings *in the Underwriting Agreement comes to the knowledge of either of* HSBC and UBS Investment Bank, or there has been a material breach on the part of the Company of any other provision of this Agreement, or either of HSBC and UBS Investment Bank has reasonable cause to believe that any such material breach has occurred; or

(2) any event occurs or matters arises, which, if it had occurred before the date of the Underwriting Agreement or before any of the dates or before any time on which the representations, warranties and undertakings are deemed to be given by the Company or the Major Shareholder pursuant to the Underwriting Agreement would have rendered any of its representations, warranties or undertakings untrue, incorrect, incomplete or misleading in any material respect, comes to the knowledge of either of HSBC and UBS Investment Bank; or

(3) any statement contained in the Prospectus has become or has been discovered to be untrue, incorrect, incomplete or misleading in any material respect; or

(4) matters have arisen or have been discovered which would, if the Prospectus was to be issued at the time, constitute a material omission therefrom; or

(5) there is any adverse change in the business or in the financial or trading position or prospects of any member of the Group which, in the opinion of HSBC and UBS Investment Bank, is material in the context of the issue of the Rights Shares; or

(6) there has occurred, happened, come into effect or become public knowledge any event, series of events or circumstances concerning or relating to (whether or not forseeable):

(i) any significant change in, or otherwise having a material adverse effect on (whether or not permanent) local, national or international financial, political, military, industrial, economic, legal, fiscal, regulatory or securities market matters or conditions or currency exchange rates or exchange controls (including without limitation, any declaration by the PRC, Hong Kong, the United Kingdom of Great Britain or the United States of America of a national emergency, any outbreak or escalation of hostilities, any acts of terrorism, or any other epidemics, calamity or crisis, in any of those places), the effect of which (in the opinion of HSBC and UBS Investment Bank): (1) is or may be materially adverse to, or prejudicially affect, the Group or its prospects; (2) is or may be material in the context of the Rights issue; or (3) is or may prejudicially affect the success of the Rights Issue, or may make it inadvisable or inexpedient to proceed with the Rights Issue;

(ii) the declaration of a banking moratorium by Hong Kong authorities;

(iii) any moratorium, suspension or material restriction on trading in shares or securities generally, or the establishment of minimum prices, on the Stock Exchange and/or the New York Stock Exchange;

(iv) any suspension of dealings in the Shares for a period of over three consecutive Business Days (other than as a result of announcing the Rights Issue);

(v) any new law or regulation or any change in existing laws or regulations which in the opinion of HSBC and UBS Investment Bank has or is likely to have a material adverse effect on the financial position of the Group as a whole,

then HSBC and UBS Investment Bank may jointly, in addition to and without prejudice to any other remedies to which HSBC and UBS Investment Bank may be entitled, by notice in writing to the Company, terminate the Underwriting Agreement.

If HSBC and UBS Investment Bank terminate the Underwriting Agreement, the Rights Issue will not proceed. Further announcement will be made if the Underwriting Agreement is terminated by HSBC and UBS Investment Bank.

Restriction on dealings

The Major Shareholder has undertaken to HSBC and UBS Investment Bank that, for a period of three months from the date of the completion of the Rights Issue, it will not and will procure that none of its nominees and companies controlled by it and trust associate with it (whether individually or together and whether directly or indirectly) will lend, pledge, sell, transfer or otherwise dispose of any Shares or any interest therein beneficially owned or held by the Major Shareholder or any securities convertible into or exercisable or exchangeable for any such Shares or interests.

The Company has also undertaken, and the Major Shareholder has also undertaken, to HSBC and UBS Investment Bank, that, for a period of three months from the date of the completion of the Rights Issue, the Company will not (except for the New Shares and save pursuant to: (a) the terms of any employee share option scheme of the Company; or (b) conversion of outstanding Convertible Bonds) allot or issue or offer or grant any option or warrant to subscribe any Shares or any securities convertible into or exercisable or exchangeable for any such Shares or interests.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, amongst other things, each of the following events happening:

(i) the passing of resolutions by the Shareholders at the Extraordinary General Meeting to approve the Rights Issue and the increase in the authorised share capital of the Company not later than the Record Date;

(ii) the delivery by or on behalf of the Company of one copy of each of the Prospectus Documents, duly signed by or on behalf of all Directors together with any requisite accompanying documents to the Stock Exchange and the Registrar of Companies of Hong Kong for filing and registration in accordance with the provisions of the Companies Ordinance (Chapter 32, Laws of Hong Kong) not later than the Record Date;

(iii) the posting of the Prospectus to the Shareholders and the posting of the provisional allotment letters and the application forms for excess Rights Shares to the Qualifying Shareholders not later than the Record Date;

(iv) the Listing Committee of the Stock Exchange granting or agreeing to grant (subject to allotment) listing of and permission to deal in, the Rights Shares, in their nil-paid forms, by not later than in the case of Rights Shares in nil-paid form, the first day of dealings in nil-paid Rights *Shares and in the case of Rights Shares in fully-paid form, the first day of dealings in fully-paid Rights Shares*; and

(v) the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms thereof not later than the Latest Termination Time.

If any of the above condition (which have not previously been waived jointly by HSBC and UBS Investment Bank if capable of being waived under the Underwriting Agreement) are not fulfilled by the respective dates and time specified above, the Rights Issue will not proceed.

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

Existing Shares are expected to be dealt in on an ex-rights basis from Thursday, 11 March 2004. Dealings in the Rights Shares in nil-paid form are expected to take place from Wednesday, 24 March 2004 to Wednesday, 31 March 2004 (both days inclusive). If the Underwriters terminate the Underwriting Agreement (see the paragraph headed "Termination of the Underwriting Agreement" above), or if the conditions of the Rights Issue (see the section headed "Conditions of the Rights Issue" above) are not fulfilled, the Rights Issue will not proceed.

Any buying or selling of the Shares from now up to the date on which all such conditions are fulfilled, and any buying or selling of nil-paid Rights Shares, is at investors' own risk.

If in any doubt, investors should consider obtaining professional advice.

REASONS FOR THE RIGHTS ISSUE AND USE OF THE PROCEEDS

Subsequent to the placing of Shares of the Company as disclosed in its announcement dated 29 October 2003 (from which net proceeds of approximately HK$1,225 million has been used to repay bank borrowings), the Directors continue to adopt a financing strategy on debt reduction and liquidity generation. In this regard, the Directors consider that the Rights Issue will strengthen the capital base and the financial position of the Company so as to facilitate the Company's plans to further develop its existing urban and agricultural land bank and pay for land conversion premium to the Government. The Directors also consider that the *most appropriate means of raising the required capital* is by way of rights issue, which enable all Shareholders to participate in the future development of the Company on equal terms. The net proceeds of the Rights Issue are estimated to be approximately HK$5,259 million (on the basis that there will be no conversion of the Convertible Bonds before the Record Date and 987,817,877 Rights Shares will be issued under the Rights Issue). The Directors intend to use approximately HK$3,308 million of the net proceeds of the Rights Issue to repay the Convertible Bonds which will be due on 9 June 2004 and the balance will be partly used to pay land conversion premium to the Government for existing agricultural land bank and partly used for general working capital purposes. The Directors are of the opinion that full conversion of the Convertible Bonds is highly unlikely because the conversion price of the Convertible Bonds is HK$24.60 per Share. Other than the placing of Shares of the Company which was completed on 11 November 2003, the Company had not implemented any fund raising exercise in the 12-month period prior to the date of this announcement.

Based on the Company's audited consolidated balance sheet as at 30 June 2003, the Group's total borrowings was HK$37,056 million, of which HK$32,904 million was long term borrowings and of which HK$4,152 million was short term borrowings.

EXPECTED TIMETABLE OF THE RIGHTS ISSUE

The expected timetable for the Rights Issue is set out below:

	2004
Last day of dealings in Shares on a cum-rights basis	Wednesday, 10 March
First day of dealings in Shares on an ex-rights basis	*Thursday, 11 March*
Latest time for lodging transfers of Shares in order to qualify for the Rights Issue	4:00 p.m. on Friday, 12 March
Book closure period (both days inclusive)	Monday, 15 March to Monday, 22 March
Latest time for lodging proxy forms for the Extraordinary General Meeting	10:00 a.m. on Saturday, 20 March
Record Date	Monday, 22 March
Extraordinary General Meeting to approve the Rights Issue and the increase in the authorised share capital of the Company	10:00 a.m. on Monday, 22 March
Prospectus Documents expected to be despatched on	Monday, 22 March
First day of dealings in nil-paid Rights Shares	Wednesday, 24 March
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Friday, 26 March
Last day of dealings in nil-paid Rights Shares	Wednesday, 31 March
Latest time for acceptance of and payment for Rights Shares	4:00 p.m. on Tuesday, 6 April
Rights Issue expected to become unconditional on or before	5:00 p.m. on Thursday, 8 April
Announcement of results of the Rights Issue and excess application	Wednesday, 14 April
Refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares expected to be despatched on or before	Thursday, 15 April
Certificates for fully-paid Rights Shares expected to be despatched on or before	Thursday, 15 April
Dealings in fully-paid Rights Shares expected to commence on	Monday, 19 April

Dates or deadlines specified in this announcement for events in the timetable for (or otherwise in relation to) the Rights Issue are indicative only and may be extended or varied by the Company. Any changes to the anticipated timetable for the Rights Issue will be published or notified to Shareholders appropriately.

ADJUSTMENT TO THE CONVERSION PRICE OF THE CONVERTIBLE BONDS

As at the date of this announcement, Convertible Bonds in the aggregate principal amount of US$344.50 million are outstanding which, assuming all such Convertible Bonds being converted into Shares, would increase the number of Rights Shares to be issued by around 43,414,842 Rights Shares. Under the deed governing the Convertible Bonds, the issue of the Rights Shares constitutes an event giving rise to adjustment to the conversion price of the Convertible Bonds. It will not be possible to calculate the adjustment definitively until the Record Date as the appropriate adjustment will depend in part on the number of Shares then in issue and the number of Rights Shares to be issued, which will, in turn, depend on whether any of the Convertible Bonds are converted into Shares prior to the Record Date. Further announcement of the appropriate adjustment *and the date it is to take effect will be made in due course.* Other than the Convertible Bonds, the Company has no outstanding option, convertibles or warrant which confers the right to subscribe for Shares.

INCREASE IN AUTHORISED SHARE CAPITAL

If the Rights Issue takes effect, the issued share capital of the Company will be increased from HK$2,469,544,694 to HK$3,457,362,571 (assuming that no outstanding Convertible Bonds are converted into Shares prior to the Record Date) or HK$3,609,314,518 (assuming full conversion of all outstanding Convertible Bonds). In order to facilitate the Rights Issue and to assist in the future expansion of the Company, the Company proposes to increase its authorised share capital from HK$3,300,000,000 to *HK$10,000,000,000 by the creation of an additional 6,700,000,000 new Shares. The Directors have no present* intention to issue any part of that capital except for the issue of new Shares pursuant to the Rights Issue and upon conversion of the Convertible Bonds before the Record Date.

GENERAL

The Rights Issue and the increase in the authorised share capital of the Company require Shareholders' approval. All the Shareholders will be entitled to vote on the resolutions approving these matters at the Extraordinary General Meeting.

A circular setting out, *among other things, a letter from the board of Directors, the details of the Rights Issue* and the increase in the authorised share capital of the Company and the notice of the Extraordinary General Meeting will be sent to the Shareholders as soon as practicable.

The Major Shareholder has undertaken to vote and to procure that the Major Shareholder's Subsidiaries will vote in favour of the resolutions to approve the Rights Issue and the increase in the authorised share capital of the Company at the Extraordinary General Meeting.

HSBC and UBS Investment Bank are respectively independent from and not connected with the Company or its subsidiaries or any directors, chief executive or substantial shareholders of the Company or its subsidiaries or an associate of any of them.

RESUMPTION OF TRADING OF SHARES

Trading of the Company's securities was suspended at the request of the Company with effect from 2:30 p.m. on 12 February 2004, pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading of the securities of the Company with effect from 9:30 a.m. on Monday, 16 February 2004.

DEFINITIONS USED IN THIS ANNOUNCEMENT

"Business Day"	a day (excluding Saturday) on which commercial banks in Hong Kong are generally open for and carrying on banking business in Hong Kong;
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"Convertible Bonds"	the US$350,000,000 3 per cent. convertible guaranteed bonds due 2004 issued by New World Capital Finance Limited (a wholly-owned subsidiary of the Company) in 1999 and convertible into shares of HK$1.00 each of the Company at the initial conversion price of HK$24.60 per share at any time after 9 August 1999 up to the close of business on 9 May 2004 and such outstanding convertible bonds, which will be redeemed at 123.104% of their principal amount together with accrued interest on 9 June 2004, are listed on the Luxembourg Stock Exchange
"Directors"	the directors of the Company
"Extraordinary General Meeting"	the extraordinary general meeting to be convened by the Company to consider, inter alia, the Rights Issue and the increase in the authorised issued share capital of the Company
"Final Acceptance Date"	such date as the Company may approve as the last date for acceptance and payment in respect of provisional allotments under the Rights Issue, provided that if on such date a Storm Warning is issued in Hong Kong at any time between 9:00 a.m. and 4:00 p.m. then references to the "Final Acceptance Date" shall mean the first Business Day thereafter on which no Storm Warning *remains issued at any time between 9:00 a.m. and 4:00 p.m.*
"Government"	the Government of Hong Kong
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited
"Latest Termination Time"	5:00 p.m. on the second Business Day immediately follow the Final Acceptance Date
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Major Shareholder"	Chow Tai Fook Enterprises Limited
"Major Shareholder's Subsidiaries"	subsidiaries of the Major Shareholder which are beneficially interested in the Shares, namely Anderson & Kirkwood Limited, Wing Fung Development Limited, Yu Yek Enterprises Company Limited and Fook Hop Securities Company Limited
"Non-Qualifying Shareholders"	the Shareholders whose names appear on the register of members of the Company as at the close of business on the Record Date but whose addresses as shown on the register of members of the Company are outside Hong Kong
"Ordinary Shares"	*ordinary shares of HK$1.00 each in the capital of the Company*
"PRC"	the People's Republic of China
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights
"Prospectus Documents"	the Prospectus, the provisional allotment letter and form of application for excess Rights Shares
"Qualifying Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose address(es) as shown on the register of members of the Company on the Record Date are in Hong Kong
"Record Date"	such date as the Company *may specify as the record date for determining* entitlements to participate in the Rights Issue
"Rights Issue"	the proposed issue by the Company of not less than 987,817,877 Rights Shares and no more than 1,031,232,719 Rights Shares at HK$5.40 per Rights Share by way of rights on the basis of two Rights Shares for every five Shares held as at the close of business on the Record Date and otherwise on the terms and subject to the conditions set out in the Underwriting Agreement
"Rights Shares"	not less than 987,817,877 new Shares and no more than 1,031,232,719 new Shares to be issued under the Rights Issue
"Shareholder(s)"	holder(s) of Shares(s)
"Share(s)"	share(s) of HK$1.00 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Storm Warning"	either a tropical cyclone warning signal number 8 or above or a "black" rainstorm warning signal
"UBS Investment Bank"	UBS AG, Hong Kong Branch
"Underwriters"	HSBC, UBS Investment Bank and the Major Shareholder
"Underwriting Agreement"	the underwriting agreement dated 13 February 2004 and entered into between *the Company and the Underwriters in relation to the Rights Issue*

By order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 13 February 2004